


Thai Farmers Bank
Public Company Limited
02042738

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 228/2002

July 18, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


SUPPL

RECD S.E.C.
JUL 19 2002
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

Thai Farmers Bank
Public Company Limited

Ref. FA. 133/2002

July 18, 2002

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ending June 30, 2002 compared with various time intervals of financial statements which were previously reported.

Document no. 1 Summary Statement of Liabilities and Assets as at June 30, 2002.

Document no. 2 Balance Sheet as at June 30, 2002, compared with the last 2 quarters ending March 31, 2002 and December 31, 2001

Document no. 3 Statement of Income for the six-month period ending June 30, 2002 compared with the six-month period ending June 30, 2001.

Document no. 4 Statement of Income for the second quarter ending June 30, 2002 compared with the second quarter ending June 30, 2001.

Document no. 5 Statement of Income for the second quarter ending June 30, 2002 compared with the first quarter ending March 31, 2002.

Document no. 6 Explanation of the Bank's operating results for the second quarter ending June 30, 2002.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

Document no. 1


Thai Farmers Bank
Public Company Limited

SUMMARY STATEMENT OF LIABILITIES AND ASSETS [1/]

AS AT JUNE 30, 2002

Assets	Baht	Liabilities	Baht
Cash	10,413,742,114.85	Deposits	679,367,093,150.23
Interbank and money market items, net	159,693,913,619.69	Interbank and money market items	9,677,635,213.50
Securities purchased under resale agreements	17,200,000,000.00	Liabilities payable on demand	2,681,925,632.73
Investments, net (with obligations Baht 41,689,[illegible])	125,892,428,372.10	Securities sold under repurchase agreements	10,000,000.00
Credit advances (net of allowance for doubtful accounts)	427,980,585,781.72	Borrowings	48,219,810,920.63
Accrued interest receivable	1,922,143,042.08	Bank's liabilities under acceptances	607,584,274.35
Properties foreclosed, net	11,328,829,806.58	Other liabilities	16,277,230,471.46
Customers' liabilities under acceptances	607,584,274.35	Total Liabilities	756,841,279,662.90
Premises and equipment, net	22,084,503,041.23		
Other assets	10,633,239,201.95	Shareholders' equity	
		Paid-up share capital	
		[illegible]	23,530,947,170.00
		Reserves and net profit after appropriation	(3,017,250,070.63)
		Other reserves and [illegible]	10,401,992,492.28
		Total Shareholders' Equity	30,915,689,591.65
Total Assets	787,756,969,254.55	Total Liabilities and Shareholders' Equity	787,756,969,254.55
Customers' liabilities under unmatured bills	2,947,499,666.31	Bank's liabilities under unmatured bills	2,947,499,666.31
Total	790,704,468,920.86	Total	790,704,468,920.86

	Baht
[illegible]	[illegible]
Loans to related [illegible]	[illegible]
Loans to related asset management companies	[illegible]
Loans to related parties due to debt restructuring	[illegible]
[illegible] of subordinated debentures [illegible]	
[illegible] the Bank of Thailand	[illegible]
[illegible] capital fund	[illegible]
Changes in liabilities and assets this month due to [illegible]	
Commercial Banking Act B.E. 2505 and amended [illegible]	
International Banking Facility's assets and liabilities	
Total assets	[illegible]
Total liabilities	[illegible]
Significant contingent liabilities	
Avals to bills and guarantees of loans	[illegible]
Letters of credit	[illegible]

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	June 30, 2002 (Unaudited) Baht	March 31, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
ASSETS			
Cash	10,413,742,114.85	10,1[illegible]1,798,378.79	12,142,412,381.88
Interbank and money market items			
Domestic items			
Interest bearing	443,539,156.42	6[illegible]7,869,980.82	384,741,067.08
Non - interest bearing	4,624,666,731.42	5,0[illegible]5,146,194.60	3,295,628,283.39
Foreign items			
Interest bearing	154,278,198,508.69	151,3[illegible]0,192,417.71	160,119,894,180.23
Non - interest bearing	347,509,223.16	6[illegible]5,681,797.98	795,575,901.47
Total Interbank and Money Market Items - net	159,693,913,619.69	157,7[illegible]8,890,391.11	164,595,839,432.17
Securities purchased under resale agreements	17,200,000,000.00	14,3[illegible]9,000,000.00	3,700,000,000.00
Investments			
Current investments - net	54,815,180,400.00	59,1[illegible]4,607,305.82	28,348,351,515.23
Long-term investments - net	62,507,586,073.72	59,4[illegible]7,099,745.41	76,939,249,759.26
Investments in subsidiaries and associated companies - net	8,569,661,898.38	7,9[illegible]6,094,656.71	8,177,701,409.57
Total Investments - net	125,892,428,372.10	126,5[illegible]7,801,707.94	113,465,302,684.06
Loans and accrued interest receivables			
Loans	458,739,769,560.31	460,4[illegible]9,189,607.52	466,139,990,926.36
Accrued interest receivables	1,922,143,042.08	2,0[illegible]0,115,476.94	2,102,811,356.90
Total Loans and Accrued Interest Receivables	460,661,912,602.39	462,5[illegible]9,305,084.46	468,242,802,283.26
Less Allowance for doubtful accounts	(27,617,945,436.43)	(25,3[illegible]3,610,855.70)	(25,000,767,287.90)
Less Revaluation allowance for debt restructuring	(2,741,238,342.16)	(4,0[illegible]5,411,019.54)	(3,699,383,728.95)
Less Normalized Provisioning	(400,000,000.00)	-	-
Total Loans and Accrued Interest Receivables - net	429,902,728,823.80	433,1[illegible]0,283,209.22	439,542,651,266.41
Properties foreclosed - net	11,328,829,806.58	11,5[illegible]0,808,626.70	11,634,406,639.66
Customers' liability under acceptances	607,584,274.35	5[illegible]4,022,384.71	611,508,834.65
Premises and equipment - net	22,084,503,041.23	22,1[illegible]0,499,398.90	22,173,325,797.06
Accrued income receivables	1,967,501,698.38	2,3[illegible]9,688,426.00	1,792,916,047.32
Forward exchange contract revaluation	6,490,664,058.73	1,8[illegible]9,808,966.03	1,893,942,551.54
Other assets - net	2,175,073,444.84	2,8[illegible]6,810,601.38	2,833,088,908.13
Total Assets	787,756,969,254.55	783,1[illegible]9,412,090.78	774,385,394,542.88

Document no. 2


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	June 30, 2002 (Unaudited) Baht	March 31, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	676,075,295,967.14	671,907,575,511.70	660,923,281,920.61
Deposits in foreign currencies	3,291,797,183.09	4,168,797,880.22	3,922,242,010.82
Total Deposits	679,367,093,150.23	676,076,373,391.92	664,845,523,931.43
Interbank and money market items			
Domestic items			
Interest bearing	2,890,171,942.44	3,603,912,323.49	4,243,512,217.37
Non - interest bearing	1,253,800,496.07	1,030,851,499.18	1,373,841,745.94
Foreign items			
Interest bearing	5,385,992,121.84	4,537,583,244.67	8,034,680,034.75
Non - interest bearing	147,670,653.15	232,367,021.27	179,307,683.26
Total interbank and Money Market Items	9,677,635,213.50	9,404,714,088.61	13,831,341,681.32
Liability payable on demand	2,681,925,632.73	2,763,645,761.30	3,455,518,602.37
Securities sold under repurchase agreements	10,000,000.00	-	-
Borrowings			
Long-term borrowings	48,219,810,920.63	48,607,741,614.07	48,747,607,946.39
Total Borrowings	48,219,810,920.63	48,607,741,614.07	48,747,607,946.39
Bank's liability under acceptances	607,584,274.35	594,022,384.71	611,508,834.65
Deferred tax liabilities	3,629,417,000.90	3,424,327,478.12	3,738,463,537.34
Forward exchange contract revaluation	762,244,562.54	304,444,423.01	351,274,404.98
Accrued interest payables	3,553,667,325.02	4,148,979,984.68	3,685,151,716.33
Other liabilities	8,331,901,583.00	9,737,513,729.64	8,047,460,752.80
Total Liabilities	756,841,279,662.90	755,121,762,856.06	747,313,851,407.61

Document no. 2


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	June 30, 2002 (Unaudited) Baht	March 31, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants	2,520,432,919.21	2,520,432,919.21	2,520,432,919.21
Premium on expired warrants	2,999,999,280.00	2,999,999,280.00	2,999,999,280.00
Premium on share capital			
Premium on preferred shares	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus	6,429,928,047.86	6,487,784,309.82	6,515,961,788.31
Revaluation surplus on investments	1,482,992,474.64	529,200,913.55	1,524,876,722.23
Retained earnings (deficit)			
Appropriated			
Legal reserve	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(83,029,416,740.55)	(85,03[illegible]21,798.35)	(87,001,481,184.97)
Total Shareholders' Equity	30,915,689,591.65	28,017,549,234.72	27,071,543,135.27
Total Liabilities and Shareholders' Equity	787,756,969,254.55	783,139,412,090.78	774,385,394,542.88
Off-balance sheet items - contingencies			
Aval to bills and guarantees of loans	7,471,867,559.90	8,249,520,079.92	9,088,207,059.49
Liability under unmatured import bills	2,947,499,666.31	2,845,927,937.08	2,780,944,889.20
Letters of credit	6,976,114,401.67	7,485,908,354.35	6,529,421,619.69
Other contingencies	446,342,612,445.05	390,439,419,698.61	367,471,433,655.06

Document no. 3


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	2002 (Unaudited) Baht	2001 (Audited) Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	12,457,529,322.99	14,360,716,388.64	(1,903,187,065.65)	(13.25)
Interbank and money market items	2,005,973,165.45	2,606,881,155.84	(600,907,990.39)	(23.05)
Investments	2,432,411,954.31	2,423,914,675.99	8,497,278.32	0.35
Total Interest and dividend Income	16,895,914,442.75	19,391,512,220.47	(2,495,597,777.72)	(12.87)
Interest expense				
Deposits	6,262,185,654.61	7,593,471,020.56	(1,331,285,365.95)	(17.53)
Interbank and money market items	193,648,570.88	562,110,413.03	(368,461,842.15)	(65.55)
Short-term borrowings	-	367,268,835.49	(367,268,835.49)	(100.00)
Long-term borrowings	2,556,229,509.58	2,582,807,831.77	(26,578,322.19)	(1.03)
Total Interest Expense	9,012,063,735.07	11,105,658,100.85	(2,093,594,365.78)	(18.85)
Net income from interest and dividend	7,883,850,707.68	8,285,854,119.62	(402,003,411.94)	(4.85)
Bad debt and doubtful accounts (reversal)	(875,911,152.95)	(1,869,572,179.82)	(993,661,026.87)	(53.15)
Loss on debt restructuring	875,911,152.95	1,869,572,179.82	(993,661,026.87)	(53.15)
Normalized provisions	400,000,000.00	-	400,000,000.00	100.00
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	7,483,850,707.68	8,285,854,119.62	(802,003,411.94)	(9.68)
Non-interest income				
Gain on investments	714,569,332.30	1,171,494,987.64	(456,925,655.34)	(39.00)
Share of profit (loss) from investments on equity method	431,755,465.17	(723,439,019.21)	1,155,194,484.38	159.68
Fees and service income				
Acceptances, aval and guarantees	290,953,436.52	472,652,404.76	(181,698,968.24)	(38.44)
Others	2,609,362,409.20	2,678,341,878.23	(68,979,469.03)	(2.58)
Gain on exchanges	561,224,704.22	624,368,173.36	(63,143,469.14)	(10.11)
Other income	288,332,347.49	291,012,420.19	(2,680,072.70)	(0.92)
Total Non-interest Income	4,896,197,694.90	4,514,430,844.97	381,766,849.93	8.46

Document no. 3



THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	2002 (Unaudited) Baht	2001 (Audited) Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	2,562,556,877.51	4,474,813,423.17	(1,912,256,545.66)	(42.73)
Premises and equipment expenses	1,760,065,511.58	1,689,616,495.85	70,449,015.73	4.17
Taxes and duties	856,282,275.79	678,586,034.26	177,696,241.53	26.19
Fees and service expenses	692,584,937.86	691,251,454.88	1,333,482.98	0.19
Directors' remuneration	18,722,645.72	13,271,043.00	5,451,602.72	41.08
Loss on impairment of properties foreclosed (reversal)	(101,607,067.75)	2,665,799,497.99	(2,767,406,565.74)	(103.81)
Loss on impairment of other assets (reversal)	(484,064.77)	41,642,242.28	(42,126,307.05)	(101.16)
Contributions to Financial Institutions Development Fund	1,352,805,130.98	1,315,848,886.96	36,956,244.02	2.81
Other expenses	1,443,019,882.37	992,242,019.91	450,777,862.46	45.43
Total Non-interest Expenses	8,583,946,129.29	12,563,071,098.30	(3,979,124,969.01)	(31.67)
Income before income tax	3,796,102,273.29	237,213,866.29	3,558,888,407.00	1,500.29
Income tax expense	(46,045,654.71)	67,786,831.72	(113,832,486.43)	(167.93)
Net income	3,842,147,928.00	169,427,034.57	3,672,720,893.43	2,167.73
Basic earnings per share	1.63	0.07	1.56	2,228.57
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	-	-

Document no. 4



THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	2002 Baht	2001 Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	6,090,168,998.48	7,019,330,840.68	(929,161,842.20)	(13.24)
Interbank and money market items	940,659,442.41	1,260,360,610.60	(319,701,168.19)	(25.37)
Investments	1,202,009,706.69	1,252,412,182.72	(50,402,476.03)	(4.02)
Total Interest and dividend Income	8,232,838,147.58	9,532,103,634.00	(1,299,265,486.42)	(13.63)
Interest expense				
Deposits	3,047,455,971.58	3,611,570,002.82	(564,114,031.24)	(15.62)
Interbank and money market items	75,287,297.46	280,712,815.54	(205,425,518.08)	(73.18)
Short-term borrowings	-	184,648,972.48	(184,648,972.48)	(100.00)
Long-term borrowings	1,276,093,298.98	1,255,935,869.71	20,157,429.27	1.60
Total Interest Expense	4,398,836,568.02	5,332,867,660.55	(934,031,092.53)	(17.51)
Net income from interest and dividend	3,834,001,579.56	4,199,235,973.45	(365,234,393.89)	(8.70)
Bad debt and doubtful accounts (reversal)	319,200,726.17	(517,084,740.23)	836,285,466.40	161.73
Loss on debt restructuring (reversal)	(319,200,726.17)	517,084,740.23	(836,285,466.40)	(161.73)
Normalized provisions	400,000,000.00	-	400,000,000.00	100.00
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	3,434,001,579.56	4,199,235,973.45	(765,234,393.89)	(18.22)
Non-interest income				
Gain on investments	159,221,951.86	94,560,224.45	64,661,727.40	68.38
Share of profit (loss) from investments on equity method	601,432,882.80	(110,216,324.22)	711,649,207.02	645.68
Fees and service income				
Acceptances, aval and guarantees	143,547,302.43	214,457,892.12	(70,910,589.69)	(33.07)
Others	1,260,793,513.60	1,244,681,009.40	16,112,504.20	1.29
Gain on exchanges	359,610,194.03	258,317,664.37	101,292,529.66	39.21
Other income	140,877,396.18	154,226,344.02	(13,348,947.84)	(8.66)
Total Non-interest Income	2,665,483,240.90	1,856,026,810.15	809,456,430.75	43.61

Ac

Document no. 4


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30 , 2002 AND 2001

(Unaudited)

	2002 Baht	2001 Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,287,174,842.55	2,298,597,77[illegible].[illegible]8	(1,011,422,930.13)	(44.00)
Premises and equipment expenses	991,255,803.05	876,424,55[illegible].[illegible]1	114,831,247.04	13.10
Taxes and duties	436,103,600.65	335,436,69[illegible].[illegible]8	100,666,902.67	30.01
Fees and service expenses	345,833,848.67	403,387,28[illegible].[illegible]8	(57,553,436.01)	(14.27)
Directors' remuneration	11,848,739.23	6,820,05[illegible].[illegible]6	5,028,681.77	73.73
Loss on impairment of properties foreclosed (reversal)	(99,257,664.33)	1,019,518,38[illegible].[illegible]9	(1,118,776,051.82)	(109.74)
Loss on impairment of other assets (reversal)	(15,060,674.08)	(26,991,837.2[illegible])	(11,931,163.17)	(44.20)
Contributions to Financial Institutions Development Fund	676,402,565.49	657,924,44[illegible].[illegible]7	18,478,122.02	2.81
Other expenses	580,082,576.43	322,982,64[illegible].[illegible]0	257,099,929.93	79.60
Total Non-interest Expenses	4,214,383,637.66	5,894,100,00[illegible].[illegible]2	(1,679,716,371.36)	(28.50)
Income before income tax	1,885,101,182.80	161,162,77[illegible].[illegible]8	1,723,938,408.22	1,069.69
Income tax expense	(34,352,072.19)	50,403,06[illegible].[illegible]9	(84,755,139.88)	(168.15)
Net income	1,919,453,254.99	110,759,70[illegible].[illegible]9	1,808,693,548.10	1,632.99
Basic earnings per share	0.82	[illegible].[illegible]5	0.77	1,540.00
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,37[illegible].[illegible]0	-	-

A

Document no. 5


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2002 AND MARCH 31, 2002

(Unaudited)

	June 30, 2002 Baht	March 31, 2002 Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	6,090,168,998.48	6,367,360,324.5[illegible]	(277,191,326.03)	(4.35)
Interbank and money market items	940,659,442.41	1,066,760,236.2[illegible]	(126,100,793.83)	(11.82)
Investments	1,202,009,706.69	1,230,402,247.6[illegible]	(28,392,540.93)	(2.31)
Total Interest and Dividend Income	8,232,838,147.58	8,664,522,808.3[illegible]	(431,684,660.79)	(4.98)
Interest expense				
Deposits	3,047,455,971.58	3,214,729,683.0[illegible]	(167,273,711.45)	(5.20)
Interbank and money market items	75,287,297.46	119,807,786.6[illegible]	(44,520,489.16)	(37.16)
Long-term borrowings	1,276,093,298.98	1,280,136,210.6[illegible]	(4,042,911.62)	(0.32)
Total Interest Expense	4,398,836,568.02	4,614,673,680.2[illegible]	(215,837,112.23)	(4.68)
Net income from interest and dividend	3,834,001,579.56	4,049,849,128.1[illegible]	(215,847,548.56)	(5.33)
Bad debt and doubtful accounts (reversal)	319,200,726.17	(1,195,111,879.1[illegible])	1,514,312,605.29	126.71
Loss on debt restructuring (reversal)	(319,200,726.17)	1,195,111,879.1[illegible]	(1,514,312,605.29)	(126.71)
Normalized provisions	400,000,000.00	-	400,000,000.00	100.00
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	3,434,001,579.56	4,049,849,128.1[illegible]	(615,847,548.56)	(15.21)
Non-interest income				
Gain on investments	159,221,951.86	555,347,380.4[illegible]	(396,125,428.58)	(71.33)
Share of profit (loss) from investments on equity method	601,432,882.80	(169,677,417.5[illegible])	771,110,300.43	454.46
Fees and service income				
Acceptances, aval and guarantees	143,547,302.43	147,406,134.0[illegible]	(3,858,831.66)	(2.62)
Others	1,260,793,513.60	1,348,686,651.5[illegible]	(87,893,137.94)	(6.52)
Gain on exchanges	359,610,194.03	201,614,510.1[illegible]	157,995,683.84	78.37
Other income	140,877,396.18	150,527,747.7[illegible]	(9,650,351.57)	(6.41)
Total Non-interest Income	2,665,483,240.90	2,233,905,006.3[illegible]	431,578,234.52	19.32

Document no. 5


Thai Farmers Bank
Public Company Limited

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2002 AND MARCH 31, 2002

(Unaudited)

	June 30, 2002 Baht	March 31, 2002 Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,287,174,842.55	1,275,382,034.9[illegible]	11,792,807.59	0.92
Premises and equipment expenses	991,255,803.05	768,809,708.5[illegible]	222,446,094.52	28.93
Taxes and duties	436,103,600.65	420,178,675.1[illegible]	15,924,925.51	3.79
Fees and service expenses	345,833,848.67	346,868,845.1[illegible]	(1,034,996.46)	(0.30)
Directors' remuneration	11,848,739.23	6,873,906.4[illegible]	4,974,832.74	72.37
Loss on impairment of properties foreclosed (reversal)	(99,257,664.33)	(2,349,403.42)	96,908,260.91	4,124.80
Loss on impairment of other assets (reversal)	(15,060,674.08)	14,576,609.3[illegible]	(29,637,283.39)	(203.32)
Contributions to Financial Institutions Development Fund	676,402,565.49	676,402,565.4[illegible]	-	-
Other expenses	580,082,576.43	866,010,102.3[illegible]	(285,927,525.95)	(33.02)
Total Non-interest Expenses	4,214,383,637.66	4,372,753,044.0[illegible]	(158,369,406.35)	(3.62)
Income before income tax	1,885,101,182.80	1,911,001,090.4[illegible]	(25,899,907.69)	(1.36)
Income tax expense	(34,352,072.19)	(11,693,582.52)	22,658,489.67	193.77
Net income	1,919,453,254.99	1,922,694,673.0[illegible]	(3,241,418.02)	(0.17)
Basic earnings per share	0.82	0.8[illegible]	-	-
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.0[illegible]	-	-

Az

Document no. 6


Thai Farmers Bank
Public Company Limited

Explanation of operating results for the second quarter ending June 30, 2002.

1. Balance Sheets Highlights

- Total assets as at June 30, 2002 stood at Baht 787,757 million which increase Baht 4,618 million or 0.59% from March 31, 2002.
- Loans as at June 30, 2002 stood at Baht 458,740 million, which decrease Baht 1,710 million or 0.37% from March 31, 2002, was resulting from higher volume of loan repayment over the loan drawdown.
- Total interbank and money market items on the assets side as at June 30, 2002 was Baht 159,693 million which increase Baht 1,985 million or 1.26% from March 31, 2002 and securities purchased under resale agreements of Baht 17,200 million increase Baht 2,881 million or 20.12% from March 31, 2002 due to the increase of the Bank's excess liquidity.
- Forward exchange contract revaluation on the assets side as at June 30, 2002 increases Baht 4,661 million or 254.72% from March 31, 2002 caused by the higher volume of forward exchange contracts in this quarter together with the favorable of foreign exchange rates of the Baht. Regardless of high volume of this item, the Bank has no foreign exchange risk involved since they have always been squared positions.
- Deposits as at June 30, 2002 was Baht 679,367 million which increase Baht 3,291 million or 0.49% from March 31, 2002 due to the increase in savings deposits.

2. Statements of Income Highlights

The Bank's net income for the first period this year was Baht 3,842 million which was recorded Baht 1,923 million and Baht 1,919 million in the first and second quarter respectively. The Bank's operating results are noted as follows.

In the first quarter, the Bank had recorded a profit of Baht 541 million from selling one sizable security investment. In the second quarter, the Bank had set up a normalized provision and put down Baht 400 million initially (see note 3.1) and had recognised share of profit from the Chanthaburi asset management company which was resulting from profit gain of Baht 665 million on selling one sizable investment in loans. Should the Bank exclude the above items, its net income for the first period read Baht 3,036 million.

Document no. 6



2.1 Net Income from Interest and Dividend

In the second quarter, net income from interest and dividend was recorded at Baht 3,834 million which decreases Baht 216 million or 5.33% compared with that of the previous quarter. The reasons are as follows:

- Interest and dividend income which consists of interest income from loans, interbank and money market items, fixed income bonds and dividend income from investments. The decrease in interest and dividend income of Baht 432 million or 4.98% was resulting from:
  - Average yield on total loans decreases from 5.50% to 5.30% caused by interest rates cut of 0.25% on February 19, 2002.
  - Average yield on interbank and money market items, especially foreign deposits, has been continuously decreased since mid 2001.
- Interest expense decreases Baht 216 million or 4.68% due to deposits rates cut of 0.25% on February 19, 2002 which causes the decline in average cost of deposits from 1.92% to 1.80%.

In the first period of 2002, the Bank has recorded net income from interest and dividend amounting to Baht 7,884 million which decreases Baht 402 million or 4.85% from the same period last year mainly due to interest rates cut of 0.25% in both lending and deposits on February 19, 2002 together with the continuous decline in foreign deposits rates.

2.2 Bad Debt and Doubtful Accounts and Loss on Debt Restructuring

This quarter, there were sizable restructured loans which failed to meet the commitments. Therefore, the Bank had transferred the related revaluation allowance for debt restructuring to allowance for doubtful accounts. This causes the reversal of expense of Baht 319 million in the "loss on debt restructuring" item and incurs expense "bad debt and doubtful accounts" item in the same amount. Since the Bank had adequately provided allowances for loan losses account, there will be no impact on the Bank's net income.

2.3 Normalized Provisions

The Bank set aside a normalized provision amounting to Baht 400 million (see note 3.1).



2.4 Non-interest Income

Non-interest income consists of gain (loss) on investments, share of profit (loss) from investments in associated and subsidiary companies, fees and service income, foreign exchanges income and other income.

This quarter, the Bank recorded non-interest income of Baht 2,665 million which increases Baht 432 million or 19.32% from the first quarter. The increase is mainly from share of profit from the Chanthaburi asset management company which was previously explained.

Thus, non-interest income for the first period was recorded at Baht 4,896 million which increases Baht 382 million or 8.46% from the same period last year also caused by the same reason mentioned above.

2.5 Non-interest expenses

The non-interest expenses in the second quarter of Baht 4,214 million decreases Baht 158 million or 3.62% from the previous quarter mainly caused by the decline in other expenses group.

For the first period this year, the non-interest expenses amounting to Baht 8,584 million decreases Baht 3,979 million or 31.67% from the same period last year. The decline caused by the reduction of allowance for impairment of properties foreclosed and provision for early retirement program which were commenced in the first period last year.

3. Assets Quality

3.1 Normalized Provisioning

The Bank has a policy to set aside normalized provisions above the current level of allowance for doubtful accounts which has been adequately booked by the Bank. The Bank believes that the current level of allowance for doubtful accounts is sufficient to absorb any damages arising from the non-performing loan population.

In accordance with international standards, besides adequately setting allowance for all normal and non-performing loans, a prudent bank should be ready to set aside normalized provisions to accommodate unforeseen losses such as in the event of drastic changes in the global economy.

The Bank will set normalized provisions to achieve a level of approximately 0.5 percent of all normal and non-performing loans. The Bank will gradually accumulate such provisions on a quarterly basis until achieving the set target. This quarter, the Bank set aside Baht 400 million


Thai Farmers Bank
Public Company Limited

to cover the first and second quarter in 2002.

3.2 Non-performing Loans (NPLs)

Non-performing loans (NPLs) (including financial institutions) of the Bank as at the end of the second quarter of 2002 has increased Baht 1,872 million from the previous quarter, mostly resulting from the reversion of restructured loans to NPLs and the decline in NPLs restructuring.

Non-performing Loans (including financial institutions) according to the Bank of Thailand's regulation are as follows.

(Million Baht)

	The Bank			
	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Non-performing loans	62,281.3	60,409.5	62,7[illegible].9	68,178.9
Total loans used for NPLs ratio calculation	463,654.5	468,639.6	478,73[illegible].0	488,470.6
As percentage of total loans (including financial institutions)	13.43	12.89	13.10	13.96

(Million Baht)

	The Bank and Thonburi Asset Management Company			
	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Non-performing loans	94,854.5	95,218.9	98,741 3	108,927.5
Total loans used for NPLs ratio calculation	487,432.2	494,106.6	505,513 8	517,608.3
As percentage of total loans (including financial institutions)	19.46	19.27	19.5[illegible]	21.04

Document no. 6



(Million Baht)

	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company*			
	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Non-performing loans	107,138.8	108,308.7	112,087.3	123,946.9
Total loans used for NPLs ratio calculation	489,752.6	495,955.0	507,446.0	520,497.7
As percentage of total loans (including financial institutions)	21.88	21.84	22.09	23.81

* Should "investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to the bank of Thailand's notification dated May 10, 2001, the consolidated NPLs of the Bank with the two asset management companies would be as shown above.

3.3 Classified Loans

Allowance for doubtful accounts and revaluation allowance for debt restructuring as required by the Bank of Thailand edged up as a result of higher NPLs and degradation of certain classified loans. At the end of this quarter, without written off, the unsecured and fully reserved doubtful loss loans stood at Baht 4,690.0 million.

As at June 30, 2002, the Bank and Thonburi Asset Management Company recorded classified loans and accrued interest receivables, allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisions as follows:

Document no. 6



(Million Baht)

	The Bank			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal**	390,770.5	149,709.3	1	3,907.7
Special Mention	8,508.3	1,345.6	2	170.2
Sub-Standard	9,778.7	3,492.7	20	698.5
Doubtful	13,277.7	4,931.3	50	2,465.6
Loss	47,737.2	4,690.0	100	4,690.0
Total	470,072.4	164,168.9		11,932.0
2. Revaluation allowance for debt restructuring				2,741.3
Total 1 and 2				14,673.3
Allowance established in excess of BOT's regulations				15,778.4
Normalized Provisioning				400.0
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				30,851.7

Document no. 6



(Million Baht)

	The Bank and Thonburi Asset Management Company			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal**	380,795.8	132,108.1	1	3,808.0
Special Mention	9,695.7	1,619.8	2	193.9
Sub-Standard	10,417.1	3,734.0	20	746.8
Doubtful	13,497.5	5,044.6	50	2,522.3
Loss	81,057.7	20,383.6	100	20,383.6
Total	495,463.8	162,890.1		27,654.6
2. Revaluation allowance for debt restructuring				2,865.3
Total 1 and 2				30,519.9
Allowance established in excess of BOT's regulations				23,475.0
Normalized Provisioning				400.0
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				54,394.9

* Before deducting unearned discounts received in advance from loans to general customers and financial institutions amounting to Baht 160.4 million and Baht 0.2 million respectively.

** Including loans and accrued interest receivables and allowance for doubtful accounts to financial institutions amounting to Baht 9,250.1 million and Baht 92.5 million respectively.

Document no. 6


Thai Farmers Bank
Public Company Limited

As at June 30, 2002, the Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning as follows:

(Million Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company***
Total Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning	30,851.7	54,394.9	56,582.0
Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring as required by BOT	14,673.3	30,519.9	31,966.2
As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	210.26	178.23	177.01

*** Should "investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to the Bank of Thailand's Notification dated May 10, 2001, the consolidated allowance for doubtful accounts of the bank with the two asset management companies would be as shown above.

Document no. 6


Thai Farmers Bank
Public Company Limited

4. **Capital Funds**

As at June 30, 2002, the Capital adequacy ratio equals 13.21% while minimum requirement by the Bank of Thailand is set at 8.5%. Details are as follows:

Percent

	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Tier-1 Capital	7.58*	7.56**	7.27	7.08
Tier-2 Capital	5.63	5.64	5.46	5.33
Total Capital Funds	13.21*	13.20**	12.73	12.41

* Excluding net income for the six-month period ended June 30, 2002. Should the first period's profit of 2002 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 8.33% and 14.09% respectively.

** Including the net income for the second period of 2001 after the approval of the Shareholders' Meeting on April 3, 2002.